Exhibit 22.1
List of Subsidiary Guarantors and Issuers of Guaranteed Securities

As of September 30, 2024, LPL Financial Holdings Inc., a Delaware corporation, has fully and unconditionally guaranteed the 5.700% Senior Notes due 2027, the 6.750% Senior Notes due 2028 and the 6.000% Senior Notes due 2034 issued by LPL Holdings, Inc., a Massachusetts corporation, pursuant to offerings registered under the Securities Act of 1933, as amended.